SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)


                          Newcastle Investment Corp.
                  --------------------------------------------
                               (Name of Issuer)

                      Common Stock, par value $0.01 per share
                   -------------------------------------------
                        (Title of Class of Securities)

                                  65105M 10 8
                               -------------------
                                (CUSIP Number)

                               Randal A. Nardone
                                   Secretary
                    Fortress Principal Investment Holdings LLC
                       c/o Fortress Investment Group LLC
                          1251 Avenue of the Americas
                           New York, New York 10020
              -----------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   Copy to:

                               J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000

                                 May 19, 2003
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

CUSIP No.     65105M 10 8                                     Page 2 of 5 Pages

                                 Schedule 13D

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Newcastle Investment Holdings Corp. (13-4007914)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ] (b) [ ] Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland

NUMBER OF                        7     SOLE VOTING POWER
SHARES                                 - 0 -
BENEFICIALLY
OWNED BY                         8     SHARED VOTING POWER
EACH                                   - 0 -
REPORTING
PERSON                           9     SOLE DISPOSITIVE POWER
WITH                                   - 0 -

                                 10    SHARED DISPOSITIVE POWER
                                     - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 0 -

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (Based on 23,488,517 shares of common stock of the issuer outstanding as of May 9, 2003)

14    TYPE OF REPORTING PERSON
      CO

CUSIP No.     65105M 10 8                                     Page 3 of 5 Pages

                                 Schedule 13D

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fortress Principal Investment Holdings LLC (13-4008836)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ] (b) [ ] Not Applicable

3      SEC USE ONLY

4      SOURCE OF FUNDS
       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF                        7     SOLE VOTING POWER
SHARES                                 - 2,960,189 -
BENEFICIALLY
OWNED BY                         8     SHARED VOTING POWER
EACH                                   - 0 -
REPORTING
PERSON                           9     SOLE DISPOSITIVE POWER
WITH                                   - 2,960,189 -

                                 10    SHARED DISPOSITIVE POWER
                                     - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 2,960,189 -

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (Based on 23,488,517 shares of common stock of the issuer outstanding as of May 9, 2003 and including shares of common stock of the issuer issuable upon exercise of options held by the reporting person which are exercisable as of or within 60 days of May 19, 2003)

14    TYPE OF REPORTING PERSON
      OO

      This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D dated May 7, 2003 (the "Schedule 13D") filed by Newcastle Investment Holdings Corp., a Maryland corporation ("NIH") and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), relates to the common stock, par value $0.01 per share, of Newcastle Investment Corp., a Maryland corporation. This Amendment is filed jointly by NIH and FPIH. All capital terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

             On May 19, 2003, in connection with a plan of liquidation of NIH, all of the shares of Common Stock held by NIH were distributed to the stockholders of NIH (the "Distribution"), with each stockholder of NIH receiving one share of Common Stock for each share of common stock of NIH held by such person. Pursuant to the Distribution, FPIH received 2,750,189 shares of Common Stock, equal in amount to the number of shares of common stock of NIH owned by FPIH as of the record date of the Distribution.

             After the Distribution, no shares of Common Stock were beneficially owned by NIH.

             After the Distribution, 2,750,189 shares of Common Stock were beneficially owned by FPIH. Additionally, FPIH is the beneficial owner of 210,000 shares of Common Stock issuable upon exercise of options that are exercisable as of or within sixty days of May 19, 2003. Therefore, as of May 19, 2003, FPIH may be deemed to be the beneficial owner of 2,960,189 shares of Common Stock, or 12.5% of the total number of shares of Common Stock then outstanding.

            Based on the foregoing, FPIH may be deemed to have sole power to vote or direct the vote and to dispose of or to direct the disposition of 2,960,189 shares of Common Stock.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: May 27, 2003

                                  NEWCASTLE INVESTMENT HOLDINGS CORP.

                                  By:   /s/ Randal A. Nardone
                                       ------------------------------
                                       Name: Randal A. Nardone
                                       Title: Secretary



                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: May 27, 2003

                                  FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC

                                  By:   /s/ Randal A. Nardone
                                       ------------------------------
                                       Name: Randal A. Nardone
                                       Title: Secretary